June 21, 2010

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Via EDGAR

RE:	BOK Financial Corporation
Form 10-K Filed February 26, 2010
Form 10-Q Filed April 30, 2010
File No. 000-19341

Dear Mr. West:

This letter is submitted by BOK Financial Corporation (“the Company”) in response to comments received from the Securities and Exchange Commission staff in a letter dated May 20, 2010.

We appreciate the staff’s efforts to assist our compliance with applicable disclosure requirements and to enhance disclosures in our filings.

Management’s Discussion and Analysis of financial Condition and Results of Operations

Summary of Loan Loss Experience, pages 48-49

Comment No. 1

Please revise your future filings to disclose the following information related to your troubled debt restructurings:

•	TDRs or renegotiated loans quantified by loan type classified separately as accrual/non-accrual
•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and
•
Quantification of the types of concessions made (e.g. rate reductions, payment extension, forgiveness of principal, forbearance or other actions) and discussion of your success with different type of concessions.

We will revise future filings to include the following disclosures as part of our discussion of Nonperforming Assets.

Renegotiated loans, which are included in nonperforming loans, represent troubled debt restructurings (“TDRs”) of residential mortgage loans.  As disclosed in our filings, renegotiated loans represent mostly loans guaranteed by agencies of the U.S. government.

We may modify residential mortgage loan agreements in accordance with agency guidelines.    Interest continues to accrue based on the modified terms of the loan.  Agency-guaranteed loans may be transferred to loans held-for-sale after a period of satisfactory performance, generally at least nine months.  Non-guaranteed loans remain classified as renegotiated loans.  If it becomes probable that we will not be able to collect all amounts due according to the modified loan terms, the loan is placed on nonaccrual status and reported as a nonaccrual loan.  At March 31, 2010, approximately $21 million of residential mortgage loans have been modified.  Approximately $3.7 million of these loans have not met the modified terms and are reported as non-accruing residential mortgage loans.  Approximately $12.1 million of the residential mortgage loans reported as renegotiated loans are currently performing in accordance with the modified terms, $2.5 million are 30 to 89 days past due, and $3.1 million are past due 90 days or more.

All commercial and commercial real estate loans to distressed borrowers are placed on nonaccrual status when full collection of all amounts contractual due becomes uncertain.  We may modify loans to distressed borrowers.  Modifications generally consist of extension of payment terms, not to exceed the final contractual maturity date of the original loan.  We do not forgive principal or accrued but unpaid interest nor do we grant interest rate concessions.

Impaired loans are fully or partially charged-off when the loan balance or a portion of the loan balance is no longer supported by the borrower’s ability and willingness to repay the loan based on an evaluation of available cash resources or collateral value.

We do not modify consumer loans to troubled borrowers.

Nonaccruing loans may be returned to accruing status when full collection of contractual principal and interest, including principal previously charged off, is probable based on improvements in the borrower’s financial condition and a sustained period of performance.

Allowance for Loan Losses, page 49-50

Comment No. 2

We note the continued increase in the level of both impaired loans and in the level of problem loans.  Given that the company utilizes essentially the same methodology in the determination of whether a loan is impaired or should be placed on nonaccrual status, please explain to us and revise you disclosure in future filings to address how the company determines the fair value of the underlying collateral supporting the individual loans (e.g. real property, mineral rights, inventory, etc.).  In addition, as it relates to your use of third party appraisals, please address and disclosed the following:

•	How and when updated third part appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
•	Whether you make any adjustments to the appraisals and why;
•	Type of appraisals, such as “retail value” or “as is value”;
•
How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provisions or charge-off;
•	Procedures performed between the receipt of updated appraisals to ensure impairments of loans measured for impairment based on collateral value are measured appropriately;
•	How you determine the amount to charge-off; and
•
In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans.

Provide us with your proposed disclosures.

Current and reliable collateral values provide important information to manage our loan portfolio.  Third-party appraisals are the primary source of this information for loans secured by real property.   In addition to initial underwriting, our policies require current appraisals be obtained for loans secured by commercial and residential real estate at renewal date, whenever information indicates that full collection or principal and interest may be uncertain and upon foreclosure.  Appraisals for loans of $250,000 or more are generally ordered by a unit in our Credit Administration Department that is independent from our lending units.  Appraisals for loans less than $250,000 may be ordered by the lender from a list of appraisers approved by Credit Administration.   Appraisals are never ordered by the borrower.  This independent unit also reviews appraisals for compliance with Uniform Standards of Professional Appraisal Practice, banking regulations and internal policies.

We rarely make adjustments to appraised values.  When appropriate, we reduce the carrying value of impaired loans to fair value which is supported by appraisals less estimated selling costs.  All appraised values are on an “as is” basis.  We may also request “as completed” values on construction projects to help assess the feasibility of completing construction.

All commercial and commercial real estate loans are evaluated quarterly for impairment.  If the evaluation indicates that full collection of principal and interest is uncertain, the loan is identified as impaired and placed on nonaccrual status.  Impairment is measured and the portion of the loan not supported by collateral value or expected cash flow is charged-off.  This process generally does not extend for more than two quarters.

However, if the process extends beyond a quarter-end, a specific reserve for impairment is provided for in the allowance for loan losses based on estimated loss exposure.  Once a loan is partially charged off, the remaining balance stays on nonaccruing status until full collection of principal and interest, including the charge-off amount, is probable.  The remaining loan balance is evaluated quarterly for further impairment.  New appraisals of collateral supporting impaired loans are obtained at least annually or more frequently if market conditions indicate that values have continued to decrease.

The evaluation process is similar for loans secured by other types of collateral.   The value of mineral rights is generally determined by our internal staff of engineers based on projected cash flows from proven reserves under existing economic and operating conditions.  The value of other collateral is generally determined by our special assets staff based on projected liquidation cash flows under current market conditions.   If the evaluation indicates that full collection or principal and interest is uncertain, the portion of the loan not supported by collateral value or projected cash flows is charged-off.  Once a loan is partially charged off, the remaining balance is placed on non-accruing status until full collection of principal and interest, including the amount previously charged-off, is probable.  The remaining loan balance is evaluated quarterly for further impairment.

Our proposed disclosure for future filings is attached as Addendum 1 to our response.

Comment No. 3

We note your statement that the general reserves for unimpaired loans are based on migration models.  You disclose that an eight-quarter aggregate accumulation of net losses is used as a basis for the migration factors and that greater emphasis is placed on losses incurred in more recent periods.  In light of the current economic environment, it appears that the use of an eight-quarter aggregate accumulation of net losses may be excessive.  Provide us with additional information to support your use of an eight-quarter period and, in addition, clarifying what is meant by the “greater emphasis is placed on losses in more recent periods” disclosure.  Address your specific policy for each loan type for which general reserves are determined.

General reserves are initially established for all unimpaired risk graded commercial and commercial real estate loans through the migration model based on an eight quarter aggregate accumulation of net losses.  No distinction is made for loan type or industry.  Losses incurred in more recent periods are more heavily weighted by a sum-of-the-period-digits formula.  The sum-of-the-period-digits formula applies the most weight to the most recent quarter and the least weight to the oldest quarter of the eight-quarter period.  By more heavily weighing the most recent quarters, we believe the migration factors are more responsive to changes in current economic conditions.

We have used an eight quarter accumulation since 1991.  Our experience has been that this approach provides a meaningful measure of inherent losses as observed through several business cycles.  We have also observed the limitations of this approach over several business cycles.  For example, losses will continue to be recognized after the business cycle begins to improve and loan loss recoveries are normally higher in the years following a period of large charge-offs.  Neither of these may be reflective of current conditions surrounding a commercial loan portfolio.  Similarly, migration factors based on the previous eight quarters’ losses may not adequately represent inherent losses at the beginning of a downturn in the business cycle.  Because of these limitations, the results of the migration model are evaluated by management on a quarterly basis.  The resulting general reserve may be adjusted upward or downward so that the allowance for loan losses is directionally consistent with changes in credit risk inherent in the loan portfolio.

We maintain separate migration models for residential mortgage loans and consumer loans.  Migration factors for all of these models are based on an eight quarter average loss trends.    Quarterly loss trends for residential mortgage loans and for consumer loans are not weighted.  These losses have been relatively stable.

Item 8.  Financial Statements and Supplementary Data
Financial Statements

Note (1) Significant Accounting Policies

Real Estate and Other Repossessed Assets, page 75

Comment No. 4

We note the significant increase in the level of OREO which occurred during fiscal 2009 (i.e. from $29 million to $129 million).  We also note the statement that fair values are generally evaluated annually, or more frequently for certain asset types or assets located in distressed markets.  In addition, you state that additional costs incurred to complete real estate and other repossessed assets may increase the carrying value, up to current fair value.  Please explain to us and expand your disclosures in future filings to address in greater detail the explicit nature and meaning of these disclosures.  Further, so that we may have a better understanding of how you determine fair value of OREO on an ongoing basis, your response and future filings should address the company’s appraisal policies as it relates to assets classified within this category.

The carrying value of real estate owned and other repossessed assets is evaluated on a quarterly basis.  Updated appraisals are required at least annually by policy and by banking regulations.  These appraisals are all on an “as is” basis.  For certain property types, such as residential building lots, or in certain distressed markets, such as Tucson and Phoenix, Arizona, we may request updated appraisals more frequently than required by policy and regulation.  In addition, our property management staff monitors marketing activity of our properties and sales of competing properties on an ongoing basis.  We consider decreases in listing price and other relevant information in our quarterly evaluations and reduce the carrying value of real estate owned when necessary.

For uncompleted properties, we may also obtain appraised value for properties on an “as completed” basis to use in determination of whether to further develop properties to completion or market on an “as is” basis.  In the event management decides to further develop properties to completion, costs may be capitalized not to exceed the estimated “as completed” fair value as determined by the independent real estate appraisal.

We will expand our disclosures in future filings to address these policies in greater detail.

Note (18) Fair Values of Financial Instruments Measured on a Non-recurring basis, page 114

Comment No. 5

The staff notes that the fair value of impaired loans is based on level 2 inputs.  Since the fair value adjustments for the year ended December 31, 2009 are significant to the fair value measurement in its entirety this appears to render the measurement a Level 3 measurement.  Please tell us why appraisals of the actual properties, a level 3 measurement are not used.

The fair value of collateral-dependent impaired loans and related fair value adjustments disclosed in Note 18 to our consolidated financial statements were based on unadjusted third party appraisals.  ASC 820-10-20 defines level 2 inputs as “inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.”  Our appraisal review policies require appraised values to be supported by observable inputs derived principally from or corroborated by observable market data.  These inputs may include recent sales of comparable properties, documented cash flows discounted at rates currently used by investors and observable market conditions. It is our opinion that unadjusted appraised values derived principally from observable inputs are level 2 measurements.  We consider third party appraisals that are not primarily based on observable inputs or appraisals that have been adjusted based on our own assumptions or data to be level 3 inputs.

* * * * * * * * * *

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 918-588-6319 if I can be of further assistance.

Sincerely,
BOK Financial Corporation

/s/ Steven E. Neill
Steven E. Nell
Executive Vice President,
Chief Financial Officer

Cc:           John C. Morrow, BOK Financial Corporation
Tamara Wagman, Dorwart Lawyers
James R. Johnston, Ernst & Young

Addendum 1

Proposed Disclosures in Response to Comment 2

Note – additions to our previous disclosures are underlined to facilitate your review.

The adequacy of the allowance for loan losses is assessed by management based on an ongoing quarterly evaluation of the probable estimated losses inherent in the portfolio.  The allowance consists of specific reserves attributed to impaired loans that have not yet been charged down to amounts we expect to recover, general reserves based on migration factors and non-specific reserves based on general economic, risk concentration and related factors.  An independent Credit Administration department is responsible for performing this evaluation for the entire company to ensure that the methodology is consistently applied.  For 2009, there were no material changes in the approach or techniques utilized in developing the allowance for loan losses.

Specific reserves for impaired loans are determined by evaluation of estimated future cash flows, collateral values or historical statistics.  Loans are considered to be impaired when it is probable that we will not be able to collect all amounts due according to contractual terms of the loan agreements.  This is substantially the same criteria used to determine when a loan should be placed on nonaccrual status.  Generally, all nonaccruing commercial and commercial real estate loans are considered impaired.  Substantially all impaired loans are collateralized.  Collateral includes real property, inventory, accounts receivable, operating equipment, interests in mineral rights, and other property.  Collateral may also include personal guaranties by borrowers and related parties.

Impaired loans are charged off when the loan balance or a portion of the loan balance is no longer supported by the paying capacity of the borrower based on a quarterly evaluation of available cash resources or collateral value.  Collateral value of real property is generally based on third party appraisals that conform to Uniform Standards of Professional Appraisal Practice, less estimated selling costs.  Appraised values are on an “as is” basis and are not adjusted by us.  Collateral value of mineral rights is generally determined by our internal staff of engineers based on projected cash flows from proven oil and gas reserves under existing economic and operating conditions.  The value of other collateral is generally determined by our special assets staff based on projected liquidation cash flows under current market conditions.  Collateral values and available cash resources that support impaired loans are evaluated quarterly.  Updated appraisals are obtained at least annually, or more frequently if market conditions indicate collateral values may have declined.  The excess of the outstanding principal balance over the fair value of collateral, less estimated selling costs, and available cash resources of the borrower is charged-off against the allowance for loan losses.

No reserves are attributed to the remaining balance of loans that have been charged-down to amounts management expects to recover.  However, the remaining loan balance continues to be classified as nonaccruing until full recovery of principal and interest, including the charged-off portion of the loan, is probable.

Impaired loans totaled $317 million at December 31, 2009 and $270 million at December 31, 2008.  At December 31, 2009, $204 million had specific reserves of $36 million and $113 million has no specific reserves because they had been charged down to amounts we expect to recover.  Impaired loans with no specific reserves had aggregate gross outstanding principal balances of $230 million.  Cumulative life-to-date charge-offs of impaired loans with no specific reserves at December 31, 2009 totaled $117 million, including $85 million charged off in 2009.

General reserves for unimpaired loans are based on migration models.  Separate migration models are used to determine general reserves for commercial and commercial real estate loans, residential mortgage loans, and consumer loans.  All commercial and commercial real estate loans are risk-graded based on an evaluation of the borrowers’ ability to repay the loans.  Risk grades are updated quarterly.  Migration factors are determined for each risk grade to determine inherent loss based on historic trends.  We use an eight-quarter aggregate accumulation of net losses as a basis for the migration factors.  Losses incurred in more recent periods are more heavily weighted by a sum-of-periods-digits formula.  The higher of current loss factors based on migration trends or a minimum migration factor based upon long-term history is assigned to each risk grade.

Migration models fairly measure loss exposure during an economic cycle.  However, because they are based on historic trends, their accuracy is limited near the beginning or ending of a cycle.  Because of this limitation, the results of the migration models are evaluated by management quarterly.  The resulting general reserve may be adjusted upward or downward so that the allowance for loan losses fairly represents credit losses inherent in the loan portfolio.

The general reserve for residential mortgage loans is based on an eight-quarter average percent of loss.  The general reserve for consumer loans is based on an eight-quarter average percent of loss with separate migration factors determined by major product line, such as indirect automobile loans and direct consumer loans.

The aggregate amount of general reserves determined by migration factors for all unimpaired loans totaled $238 million at December 31, 2009.  Approximately $191 million was attributed to commercial and commercial real estate loans, $27 million was attributed to residential mortgage loans and $20 million was attributed to consumer loans.  The aggregate amount of general reserves determined by migration factors for all unimpaired loans totaled  $182 million at December 31, 2008.

Nonspecific reserves are maintained for risks beyond factors specific to a particular loan or identified by the migration models.  These factors include trends in the economy in our primary lending areas, conditions in certain industries where we have a concentration and overall growth in the loan portfolio.  Evaluation of nonspecific factors considers the effect of the duration of the business cycle on migration factors.  Nonspecific reserves totaled $18 million at December 31, 2009 and $23 million at December 31, 2008.